Mail Stop 7010
      November 10, 2005

By U.S. Mail and Facsimile

Mr. Jerry W. Fanska
Vice President - Finance and Treasurer
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205

Re:	Layne Christensen Company
	Form 10-K/A for the Fiscal Year Ended January 31, 2005
	Forms 10-Q/A for the Fiscal Quarters Ended April 30, 2005 and
July 31, 2005
      	File No.  000-20578

Dear Mr. Fanska:

      We have reviewed your amended Exchange Act filings, filed on October 31, 2005, and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Exhibit 31 - Section 302 Certifications

1. We note your amendments to your Form 10-K for the fiscal year ended
January 31, 2005 and Forms 10-Q for the fiscal quarters ended
April
30, 2005 and July 31, 2005. Since the Section 302 certifications relate to the entire Form 10-K or Form 10-Q, an amendment to revise these certifications should include the entire filing. In this regard, please re-file your Form 10-K/A and Forms 10-Q/A for the aforementioned periods in their entirety. For guidance, you may refer to Question 17 of the Division of Corporation Finance: Sarbanes-Oxley
Act of 2002 FAQ`s found on the Commission`s website at www.sec.gov.

	*	*	*	*

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review.
Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

     	If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Nathan
Cheney, Assistant Chief Accountant, at (202) 551-3714 or, in their absence, to the undersigned at (202) 551-3768.


      Sincerely,



John Cash
Accounting Branch Chief


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Mr. Jerry W. Fanska
Layne Christensen Company
November 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE